Exhibit 99.1

Press release

WiLAN Reports Second Quarter 2014 Financial

Results

Company reports third straight quarter of adjusted earnings exceeding $16 million

OTTAWA, Canada – July 30, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced financial results for the second quarter of fiscal year 2014 ended June 30, 2014. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Second Quarter 2014 Highlights

•	Revenues of $25.7 million, exceeding guidance of $19.4 million by 32%.
•	Adjusted earnings* of $16.6 million, or 14 cents per basic share, exceeding guidance of between $9.4 million and $10.5 million by nearly 60%.
•	GAAP earnings of $5.6 million or 5 cents per basic share.
•	Announced 25% increase to quarterly dividend.
•	Signed license agreements for wireless technology with Nokia Networks and Archos S.A.
•	Entered license agreement with Sony Corporation related to television technology.
•	Secured license agreements for network management technology with two U.S. wireless carriers.
•	Signed significant partnership with industry leading memory company.
•	Diversified business with licensing partnerships in the automotive, data networking, irrigation and medical technology markets.
•	U.S. Patent Office and U.S. District Court confirm validity of WiLAN’s 802 patent, which was at issue in the Apple case.
•	Returned $4.3 million to shareholders in dividend payments.

“In the second quarter, we made significant progress in our ongoing efforts to increase the profitability and diversification of our business,” said Jim Skippen, President & CEO. “Strong revenues, driven in part by signed license agreements with Nokia Networks and Sony, and the control of litigation expenses, contributed to the third straight quarter of positive GAAP earnings and adjusted earnings exceeding 55 percent of revenue.”

Added Skippen, “Licensing partnerships signed recently have established WiLAN in many new markets including the automotive, data networking, medical and semiconductor markets. In particular, we are very excited about the quality and value of a patent portfolio that a WiLAN subsidiary acquired from an industry leading memory company in the second quarter. We are very pleased that the U.S. Patent Office, after conducting reexam proceedings at the urging of certain defendants in our cases, has confirmed the validity of WiLAN’s 802 patent. The 802 patent was filed by the founders of WiLAN and has been licensed to many parties.”

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Eligible Dividend

The Board of Directors has declared an eligible dividend of CDN $0.05 per common share to be paid on October 3, 2014 to shareholders of record on September 12, 2014.

Second Quarter 2014 Revenue Review

In the three month period ended June 30, 2014, WiLAN generated revenues of $25.7 million, as compared to $19.9 million in the three month period ended June 30, 2013. The increase in revenues is primarily attributable to the timing of fixed-payment amounts as a result of the significant license agreements signed during the twelve months ended December 31, 2013 and the six months ended June 30, 2014 for which certain agreements contained higher fixed-payments at the beginning of the license agreement.

Second Quarter 2014 Operating Expense Review

In the three month period ended June 30, 2014, cost of revenue totaled $14.5 million as compared to $24.2 million in the comparative period. The decrease in expenses is primarily attributable to a decrease in litigation expense partially offset by an increase in amortization expense and patent maintenance, prosecution, and evaluation expenses as a result of patent acquisitions completed during fiscal 2013, and compensation and benefits as a result of increased staffing levels.

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Compensation and benefits	$1,901	$1,155	$4,271	$2,790
Litigation	1,656	14,470	3,365	26,143
Patent maintenance, prosecution, and evaluation	2,073	1,544	3,403	2,685
Amortization of patents	8,332	6,324	16,723	12,829
Stock-based compensation	95	263	453	421
Other	415	416	887	577
	$14,472	$24,172	$29,102	$45,445

For the three months ended June 30, 2014, litigation expenses amounted to $1.7 million compared to $14.5 million for the same period last year. This decrease in comparison to the same period last year is largely attributable to a decrease in the level of litigation activities and new shared risk fee arrangements entered into with our external counsel. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and any contingent payments that may be required from licenses signed in any particular quarter.

In the second quarter ended June 30, 2014, MG&A expenses amounted to $2.8 million as compared to $3.6 million in the second quarter ended June 30, 2013. The decrease in spending for the three and six months ended June 30, 2014 is primarily attributable to a decrease in compensation and benefits and stock-based compensation as a result of changes in staffing levels.

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	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Compensation and benefits	$1,219	$1,630	$1,985	$2,555
Depreciation	161	118	325	242
Stock-based compensation	331	740	743	1,415
Public company costs	508	527	1,303	954
Facilities	180	137	363	271
Other	411	460	1,023	936
	$2,810	$3,612	$5,742	$6,373

For the three months ended June 30, 2014, R&D expenses were $660,000 as compared to $692,000 in the same period last year. Although expenses declined slightly quarter over quarter, compensation and benefits increased during the quarter as a result of an increase in staffing levels.

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Compensation and benefits	$482	$380	$1,027	$854
Depreciation	45	165	106	239
Stock-based compensation	32	75	9	213
Other	101	72	126	193
	$660	$692	$1,268	$1,499

Second Quarter 2014 Earnings Review

In the second quarter ended June 30, 2014, WiLAN generated adjusted earnings of $16.6 million or 14 cents per basic share as compared to a loss of $762,000 or 1 cent per basic share, in the comparative period. The increase in adjusted earnings for the second quarter of 2014 is primarily attributable to increased revenues and reduced litigation expenses.

The Company’s GAAP earnings amounted to earnings of $5.6 million, or 5 cents per share on a basic level, in the second quarter 2014, as compared to a GAAP loss of $7.6 million, or 6 cents per share on a basic level, in the same period last year.

Second Quarter 2014 Balance Sheet and Cash Flow Review

At June 30, 2014, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $140.1 million, representing an increase of $8.2 million from the cash position at December 31, 2013. The increase is primarily attributable to $33.2 million of cash generated in operations partially offset by the payment of dividends totaling $8.8 million and payments related to patent acquisitions totaling $10.7 million. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

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Third Quarter 2014 Financial Guidance

For the third quarter 2014 ending September 30, 2014, the Company expects revenue to be at least $19.7 million. This revenue guidance does not include the potential impact of any additional reports yet to be received, new agreements that may be signed during the balance of the third quarter of 2014 or the potential impact of any royalties identified in audits conducted by the Company. This guidance is provided prior to the completion of the first month of this fiscal quarter and as such, a number of reports that normally are submitted at or shortly after the month end have yet to be received by the Company.

Operating expenses for the third quarter are expected to be in the range of $9.7 million to $10.4 million of which $2.5 million to $3.2 million is expected to be litigation expense. For the third quarter of 2014, and assuming no additional agreements are signed, adjusted earnings are expected to be in the range of $9.4 million to $10.2 million.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s annual information form for the 2013 fiscal year dated February 3, 2014 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

The above targets for the three month period ending September 30, 2014 reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant license agreements with companies, brokerage opportunities, new litigation actions, contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed in any particular quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the revenue guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided. Actual expenses incurred may exceed the expense guidance provided due, in part, to contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed during the quarter.

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WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – July 30, 2014 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=172942

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=172942 and accessible by telephone until 11:59 PM ET on October 30, 2014.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 13585851

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 285 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, infrequent charges.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “to increase the profitability and diversification of our business”, “are expected to vary”, “due to the variability”, “contingent payments that may be required from licenses signed in any particular quarter”, “expects revenue to be”, “potential impact”, “yet to be received”, “may be signed”, “conducted by”, “are expected to be”, “are signed”, “is expected”, “may differ”, “may be”, “can be”, “expectations”, “subject to”, “cannot be accurately forecast”, “ may exceed”, “the receipt”, “signing of new license agreements”, “completion of”, “contingent payments to licensing partners and litigation counsel that may be required from licenses signed during the quarter”, “to negotiate”, “may vary”, “will be”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Revenue
Royalties	$25,655	$19,941	$51,633	$38,310

Operating expenses
Cost of revenue	14,472	24,172	29,102	45,445
Research and development	660	692	1,268	1,499
Marketing, general and administration	2,810	3,612	5,742	6,373
Foreign exchange (gain) loss	(1,112)	1,266	277	2,299
Total operating expenses	16,830	29,742	36,389	55,616
Earnings (loss) from operations	8,825	(9,801)	15,244	(17,306)
Investment income	143	188	278	383
Earnings (loss) before income taxes	8,968	(9,613)	15,522	(16,923)

Provision for (recovery of) income tax expense
Current	1,338	1,293	2,780	2,594
Deferred	2,031	(3,274)	3,174	(5,451)
	3,369	(1,981)	5,954	(2,857)
Net and comprehensive income (loss)	$5,599	$(7,632)	$9,568	$(14,066)

Earnings (loss) per share
Basic	$0.05	$(0.06)	$0.08	$(0.12)
Diluted	$0.05	$(0.06)	$0.08	$(0.12)

Weighted average number of common shares
Basic	120,065,465	121,225,490	119,991,276	121,384,394
Diluted	120,335,029	121,225,490	120,297,384	121,384,394

See accompanying notes to condensed consolidated financial statements

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 Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	June 30, 2014	December 31, 2013
Current assets
Cash and cash equivalents	$138,634	$130,394
Short-term investments	1,453	1,457
Accounts receivable	4,641	11,999
Prepaid expenses and deposits	1,352	592
	146,080	144,442

Loan receivable	1,167	1,075
Furniture and equipment, net	2,061	2,159
Patents and other intangibles, net	161,749	150,025
Deferred tax asset	23,702	26,876
Goodwill	12,623	12,623
	$347,382	$337,200

Current liabilities
Accounts payable and accrued liabilities	$17,974	$25,011
Current portion of patent finance obligation	34,593	19,480
	52,567	44,491

Patent finance obligation	33,777	32,552
Success fee obligation	5,230	7,048
	91,574	84,091

Commitments and contingencies

Shareholders' equity
Capital stock	426,317	425,238
Additional paid-in capital	15,380	14,635
Accumulated other comprehensive income	16,225	16,225
Deficit	(202,114)	(202,989)
	255,808	253,109
	$347,382	$337,200

See accompanying notes to condensed consolidated financial statements

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Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Cash generated from (used in)
Operations
Net earnings (loss)	$5,599	$(7,632)	$9,568	$(14,066)
Non-cash items
Stock-based compensation	470	1,168	1,217	2,139
Depreciation and amortization	8,524	6,516	17,141	13,219
Foreign exchange (gain) loss	(480)	671	-	1,252
Disposal of assets	3	-	6	-
Disposal of patents	-	-	-	46
Deferred income tax expense (recovery)	2,031	(3,274)	3,174	(5,451)
Accrued investment income	(46)	(39)	(92)	(79)
Change in non-cash working capital balances
Accounts receivable	(2,886)	584	7,358	(4,742)
Prepaid expenses and deposits	(45)	(283)	(760)	(367)
Payments associated with success fee obligation	(1,335)	(659)	(2,409)	(2,172)
Accounts payable and accrued liabilities	(64)	5,023	(2,040)	8,416
Cash generated from (used in) operations	11,771	2,075	33,163	(1,805)
Financing
Dividends paid	(4,339)	(4,867)	(8,849)	(9,101)
Common shares repurchased under normal course issuer bid	(125)	(2,256)	(125)	(2,912)
Common shares issued for cash on the exercise of options	592	117	643	478
Common shares issued for cash from Employee Share Purchase Plan	89	102	89	102
Cash used in financing	(3,783)	(6,904)	(8,242)	(11,433)
Investing
Sale of short-term investments	(51)	91	4	143
Purchase of furniture and equipment	(102)	(50)	(326)	(67)
Purchase of patents and other intangibles	(10,669)	(2,327)	(16,359)	(3,015)
Cash used in investing	(10,822)	(2,286)	(16,681)	(2,939)
Foreign exchange gain (loss) on cash held in foreign currency	480	(671)	-	(1,252)

Net cash and cash equivalents generated (used) in the period	(2,354)	(7,786)	8,240	(17,429)
Cash and cash equivalents, beginning of period	140,988	165,603	130,394	175,246
Cash and cash equivalents, end of period	$138,634	$157,817	$138,634	$157,817

See accompanying notes to condensed consolidated financial statements

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to Adjusted Earnings

(in thousands of United States dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Net earnings (loss) under GAAP	$5,599	$(7,632)	$9,568	$(14,066)

Adjusted for:
Unrealized foreign exchange (gain) loss	(1,342)	1,167	(493)	2,111
Depreciation and amortization	8,524	6,516	17,141	13,219
Stock based compensation	470	1,168	1,217	2,139
Loss (gain) on disposal of assets	3	-	6	(7)
Income tax expense (recovery)	3,369	(1,981)	5,954	(2,857)
Adjusted earnings (loss)	$16,623	$(762)	$33,393	$539

Adjusted earnings (loss) per basic share	$0.14	$(0.01)	$0.28	$0.00

Weighted average number of common shares Basic	120,065,465	121,225,490	119,991,276	121,384,394

See accompanying notes to condensed consolidated financial statements

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